For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca

Sears Canada Announces Changes to License Agreement with Sears Holdings

TORONTO - October 2, 2014 - Sears Canada Inc. (the “Company”) (TSX: SCC) announced today that, in connection with the rights offering announced by Sears Holdings Corporation (NASDAQ: SHLD), Sears Holdings and the Company have agreed to extend the agreement pursuant to which the Company licences the right to use the “Sears” name and certain other brand names associated with a number of its major product lines. With this change, the agreement will continue to apply for so long as Sears Holdings continues to own 10% of the voting shares of the Company (the current trigger is 25%) and the Company will have the continued right to use the trademarks on a royalty-free basis after termination for 5 years (currently 3 years). If, prior to the completion of the 5-year period, the Company reasonably determines that a longer transition period is necessary, Sears Holdings will extend the license agreement for a further transition period not to exceed 4 years, at a below market rate.

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the changes to the license agreement between Sears Holdings and the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to, the negotiation of definitive documents between Sears Holdings and the Company. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the changes to the license agreement and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 222 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.